Mail Stop 3561

November 16, 2006

Mr. David L. Kyle
Chief Executive Officer
ONEOK, Inc.
100 West Fifth St.
Tulsa, OK 74103

        RE: ONEOK, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 13, 2006
               Form 10-Q for the Fiscal Quarter Ended September 30, 2006
               Filed November 3, 2006
               File No. 1-13643

Dear Mr. Kyle:

      We have reviewed your response letter filed on November 3, 2006 to our comment letter dated September 27, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 59

1. We have reviewed your responses to comments 3 and 5 in our letter dated September 27, 2006 and note that you revised your segment presentation during fiscal year 2006 to incorporate the Gathering and Processing, Natural Gas Liquids, and Pipelines and Storage segments into a newly established ONEOK Partners reportable segment. We are unclear how your revised presentation allows a reader to identify the revenue, operating expenses and property related to regulated activities particularly in the ONEOK Partners reportable segment. Please revise your revenue and property disclosures in future filings to (a) clearly indicate that the Distribution segment consists entirely of regulated activities and (b) quantify the revenue, operating expenses and property of the ONEOK Partners segment that relates to regulated activities.

Note N. Quarterly Financial Data (Unaudited), page 96

2. We have reviewed your response to comment 10 in our letter dated September 27, 2006. Considering that income from continuing operations as reported in your Forms 10-Q for the second and third quarters of 2005 was misstated by 10.0% and 13.1%, respectively, we do not understand how you concluded that the misstatements were neither quantitatively or qualitatively material. As such, please amend your Forms 10-Q for the quarterly periods ended June 30, 2006 and September 30, 2006 to provide the appropriate error correction disclosures, including a description of the error and the effect of the correction on each misstated financial statement line item and the earnings per-share impact.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Controls and Procedures, page 63

3. We note your disclosure that you have not made any changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to affect, your internal control over financial reporting, "except for those controls described in the following paragraphs." Please revise your future filings, when applicable, to affirmatively state that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254 or Staff Accountant Scott Ruggiero at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief